April 16, 2018

Edwin Kim

Attorney-Advisor

Office of Information Technologies and Services

Securities and Exchange Commission

Re:	Apawthecary Pets USA Registration Statement on Form S-1 A3 Filed April 2, 2018 File No. 18728077

Dear Mr. Shuman:

We hereby request that the Commission accelerate the effective date of our registration statement filed with the Commission to be April 19, 2018 at 3:00 PM Eastern Time or soon as practicable thereafter.

In making this request for such acceleration of the effective date, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert that staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Bradley Kersch

Bradley Kersch

President